 As filed with the Securities and Exchange Commission on November 30, 2000

                                                 Registration No. 333-49662

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                            Tyco International Ltd.
             (Exact name of registrant as specified in its charter)

                   Bermuda                                     Not Applicable
        (State or other jurisdiction                           (IRS Employer
      of incorporation or organization)                     Identification No.)

                                ---------------
                        The Zurich Centre, Second Floor
                               90 Pitts Bay Road
                            Pembroke HM 08, Bermuda
                                (441) 292-8674*
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                                 Mark H. Swartz
                        c/o Tyco International (US) Inc.
                                 One Tyco Park
                          Exeter, New Hampshire 03833
                                 (603) 778-9700
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ---------------
*Tyco International Ltd. maintains its registered and principal executive offices at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is (603) 778-9700.

                                   Copies to:

           Meredith B. Cross, Esq.                           Fati Sadeghi, Esq.
         Wilmer, Cutler & Pickering                       Senior Corporate Counsel
              2445 M Street, NW                         Tyco International (US) Inc.
            Washington, DC 20037                               One Tyco Park
               (202) 663-6000                           Exeter, New Hampshire 03833
                                                               (603) 778-9700

                                ---------------

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. The + +selling shareholders may not sell these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and it is not        +
+soliciting an offer to buy these securities in any state where the offer or   +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2000

PROSPECTUS
                                    [LOGO]

                            2,180,010 Common Shares

                                 ------------

  This prospectus relates to 2,180,010 common shares of Tyco International Ltd. that may be offered for sale or otherwise transferred from time to time by one or more of the selling shareholders who are listed beginning on page 6 of this document. Tyco will not receive any of the proceeds from the sale of the shares offered by the selling shareholders.

  All of the 2,180,010 common shares offered hereby were acquired by the selling shareholders from us in connection with our October 26, 2000 acquisition of CIGI Investment Group, Inc. See "Selling Shareholders."

  Tyco will pay all expenses of registering the common shares for resale by the selling shareholders, but the selling shareholders will pay any brokerage commissions, discounts and fees. A selling shareholder's net proceeds from its sale of shares will be the sales price of the shares sold, less any brokerage commissions, discounts and fees. The offering of the shares will not be underwritten.

  Tyco's common shares are traded on the New York Stock Exchange and on the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI". On November 27, 2000, the closing price for Tyco common shares, as reported on the New York Stock Exchange, was U.S.$56.125 per share.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

  This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                 ------------

                  The date of this prospectus is      , 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Where You Can Find More Information........................................   1
Forward Looking Information................................................   3
The Company................................................................   4
Current Developments.......................................................   4
Use of Proceeds............................................................   5
Selling Shareholders.......................................................   6
Plan of Distribution.......................................................   8
Legal Matters..............................................................   9
Experts....................................................................   9

                      WHERE YOU CAN FIND MORE INFORMATION

   Tyco files annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

  Public Reference Room     North East Regional    Midwest Regional Office
  450 Fifth Street, N.W.           Office          500 West Madison Street
        Room 1024           7 World Trade Center          Suite 1400
   Washington, DC 20549          Suite 1300        Chicago, Illinois 60661
                          New York, New York 10048

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549, at prescribed rates.

   The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like Tyco, who file electronically with the SEC. The address of that site is www.sec.gov.

   You can also inspect reports, proxy statements and other information about Tyco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Tyco has previously filed with the SEC. These documents contain important information about Tyco and its finances.

   TYCO SEC FILINGS (File No. 001-13836)                              PERIOD
   -------------------------------------                              ------
   Annual Report on Forms 10-K and 10-K/A           Fiscal year ended September 30, 1999
   Quarterly Reports on Forms 10-Q and 10-Q/A       Quarterly periods ended December 31, 1999,
                                                    March 31, 2000 and June 30, 2000
   Current Reports on Form 8-K                      Filed on December 9, 1999, December 10,
                                                    1999, January 20, 2000, July 14, 2000,
                                                    November 1, 2000 and November 15, 2000
   The description of Tyco common shares as set     Filed on March 1, 1999
   forth
   in its Registration Statement on Form 8-A/A

   All documents filed by Tyco with the SEC from the date of this prospectus to the end of the offering of common shares under this document shall also be deemed to be incorporated herein by reference.

   You may request a copy of these filings at no cost, by writing or calling Tyco at the following address or telephone number:

    Tyco International Ltd.
    The Zurich Centre, Second Floor
    90 Pitts Bay Road
    Pembroke HM 08, Bermuda
    (441) 292-8674

   Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

   We have not authorized anyone to give any information or make any representation about the offering that is different from, or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                          FORWARD LOOKING INFORMATION

   Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this document or any document incorporated by reference in this document regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

  .  overall economic and business conditions;

  .  the demand for Tyco's goods and services;

  .  competitive factors in the industries in which Tyco competes;

  .  changes in government regulation;

  . changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

  .  results of litigation;

  . interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

  . economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

  . the ability to achieve anticipated synergies and other costs savings in connection with acquisitions;

  .  the timing, impact and other uncertainties of future acquisitions; and

  . the timing of construction and the successful operation of the TyCom Global Network(TM) by Tyco's majority owned subsidiary, TyCom Ltd.

                                  THE COMPANY

   Tyco is a diversified manufacturing and service company that, through its subsidiaries:

  . designs, manufactures and distributes electrical and electronic components;

  . designs, engineers, manufactures, installs and services undersea cable communications systems;

  . designs, manufactures and distributes disposable medical supplies and other specialty products;

  . designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

  .  designs, manufactures and distributes flow control products.

Tyco operates in more than 100 countries around the world and has announced revenues for its fiscal year ended September 30, 2000 of approximately $28.9 billion.

   Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

   Tyco reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

   Tyco's common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI".

   Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is (603) 778-9700.

   For additional information regarding the business of Tyco, please see Tyco's Forms 10-K and 10-K/A and other filings of Tyco with the SEC which are incorporated by reference into this document. See "Where You Can Find More Information."

                              CURRENT DEVELOPMENTS

   On November 17, 2000, Tyco completed a private placement offering of $4,657,500,000 principal at maturity of zero-coupon debt securities due 2020 for aggregate net proceeds of approximately $3,374,000,000. Each $1,000 principal amount at maturity security was issued at 74.165%, accretes at a rate of 1.5% per annum and is convertible into 10.3014 Tyco common shares if certain conditions are met. Tyco may be required to repurchase the securities at the accreted value at the option of the holders on November 17, 2001, 2003, 2005, 2007 or 2014. The proceeds of this offering will be used to finance the LPS acquisition and to repay commercial paper.

   On November 13, 2000, Tyco agreed to acquire the Lucent Power Systems ("LPS") business unit of Lucent Technologies, Inc. for $2.5 billion in cash. LPS provides a full line of energy solutions and power products for telecommunications service providers and for the computer industry and will be integrated within the Electronics segment. LPS products include AC/DC and DC/DC switching power supplies, batteries, power supplies and back-up power systems. The acquisition is subject to customary regulatory approvals.

   On October 24, 2000, Tyco announced its results for the fourth quarter of fiscal 2000, the three months ended September 30, 2000. For the fiscal 2000 fourth quarter, income before restructuring and other non-recurring credits, charges, gain and extraordinary items was $1.10 billion, or $0.64 per diluted share, as compared to $782.7 million, or $0.46 per diluted share, for the quarter ended September 30, 1999. After giving effect to restructuring and other non-recurring credits, charges, gain and extraordinary items, net income for the fourth quarter of fiscal 2000 was $1.91 billion, or $1.12 per diluted share, compared to $780.5 million, or $0.46 per diluted share, in the fourth quarter of fiscal 1999. Results in the fourth quarter of fiscal 2000 included a $1.76 billion pretax gain from the initial public offering of TyCom Ltd. Fourth quarter sales rose 25% to $7.81 billion, up from $6.22 billion a year ago.

   For fiscal 2000, revenues increased to $28.93 billion, up 29% from revenues of $22.50 billion in fiscal 1999. Income before restructuring and other non-recurring credits, charges, gain and extraordinary items rose to $3.73 billion, or $2.18 per diluted share, a 42% increase over $1.53 per diluted share in fiscal 1999. After giving effect to restructuring and other non-recurring credits, charges, gain and extraordinary items, net income for fiscal 2000 was $4.52 billion, or $2.64 per diluted share, compared to $1.02 billion or $0.61 per diluted share, in fiscal 1999.


   The following segment discussion is presented before merger, restructuring and other non-recurring credits, charges, gain and extraordinary items consistent with Tyco management's view of operations. Quarterly operating profits at Tyco Electronics increased 69% to $746.8 million in the fiscal 2000 fourth quarter as compared to $441.6 million in the quarter ended September 30, 1999. Operating profits at Tyco Telecommunications increased 95% to $144.2 million in the fiscal 2000 fourth quarter as compared to $74.0 million in the quarter ended September 30, 1999. Operating profits at Tyco Healthcare and Specialty Products increased 9% to $404.3 million in the fiscal 2000 fourth quarter as compared to $372.1 million in the quarter ended September 30, 1999. Operating profits at Tyco Fire and Security Services increased 22% to
$307.5 million in the fiscal 2000 fourth quarter as compared to $253.2 million in the quarter ended September 30, 1999. Operating profits at Tyco Flow Control Products and Services increased 14% to $200.3 million in the fiscal 2000 fourth quarter as compared to $175.8 million in the quarter ended September 30, 1999. The operating profits of Tyco's five business segments are stated before deduction of general corporate expenses, goodwill amortization, interest expense and taxes.

   On October 17, 2000, Tyco acquired Mallinckrodt Inc. ("Mallinckrodt"), a global healthcare company with products used primarily for respiratory care, diagnostic imaging and pain relief. Tyco issued approximately 64.8 million common shares, valued at approximately $3.2 billion, and assumed approximately $1.0 billion in debt. Mallinckrodt is being integrated within Tyco's Healthcare group. Tyco is accounting for the acquisition as a purchase.

   On October 6, 2000, Tyco sold its ADT Automotive business to Manheim Auctions, Inc., a wholly owned subsidiary of Cox Enterprises, Inc., for approximately $1 billion in cash. The sale is expected to generate a one-time pre-tax gain to Tyco in excess of $300 million in the first quarter of fiscal 2001.

                                USE OF PROCEEDS

   All net proceeds from the sale of the common shares offered hereby will go to the selling shareholders. Tyco will not receive any of the proceeds from the sale of the common shares by the selling shareholders.

                              SELLING SHAREHOLDERS

   The following table provides the names of the selling shareholders and the number of common shares beneficially owned by each selling shareholder as of November 8, 2000. Information about beneficial ownership is based upon information obtained from the selling shareholders. Information about shares beneficially owned after the offering assumes the sale of all of the shares offered and no other purchases or sales of common shares. We cannot determine the exact number of shares that will be sold. Assuming all of the shares offered by this prospectus are sold, no selling shareholder will own shares of Tyco after this offering in excess of 1% of Tyco's outstanding common shares.

   The shares which may be resold under this prospectus by the selling shareholders were issued by Tyco as the initial consideration and as partial payment of the contingent consideration in connection with Tyco's acquisition of CIGI Investment Group, Inc. At the time of the acquisition, a wholly owned subsidiary of Tyco, CIGI Investment Group, Inc. and the selling shareholders entered into a shareholders' agreement that provides the selling shareholders with registration rights. A wholly owned subsidiary of Tyco agreed to cause Tyco to file the registration statement covering the common shares received at closing by each of the selling shareholders in the acquisition, and to keep the registration statement effective until the earlier of one year following October 26, 2000 or the date that all of the shares covered by the registration statement have been sold by the selling shareholders.

                                                                 Common Shares
                                   Common Shares                 Beneficially
                                   Beneficially                      Owned
                                  Owned Prior to  Common Shares    After the
Name of Shareholder               the Offering(1) Offered Hereby  Offering(1)
-------------------               --------------- -------------- -------------
Robert G. Allison................      55,020         55,020           --
Douglas Andree(2)................       2,650          2,650           --
Richard Backes, M.D..............       4,017          4,017           --
Arthur H. Barse(2)...............       2,650          2,650           --
BaySam Investments, L.L.C........       4,017          4,017           --
Bob Bigelow, IRA.................       1,004          1,004           --
Stan Biondi......................       1,083          1,083           --
Bluestem Capital Company,
 L.L.C...........................       6,001          6,001           --
Bluestem Capital Company II,
 L.L.C...........................       3,818          3,818           --
Bluestem Capital Partners I,
 L.L.C...........................      34,661         34,661           --
John C. Calvin, Jr...............       5,502          5,502           --
John Calvin......................      40,680         40,680           --
Mark E. Calvin...................       5,502          5,502           --
Joseph, M.D. and Amy Cass........       8,665          8,665           --
Rich Chapman.....................       4,017          4,017           --
Paulette K. Cotten(2)............       2,650          2,650           --
Jim Dale(2)......................     209,314        209,314           --
Michael T. Danforth(2)...........     209,314        209,314           --
John and Maryanne Dennis.........      32,135         32,135           --
Kathleen M. Diedrich(2)..........       5,301          5,301           --
DMB, Ltd.........................       4,333          4,333           --
Don Endres.......................     440,162        440,162           --
James Lee Engels(2)..............     209,314        209,314           --
Tom Everist......................       4,017          4,017           --
Jody Femrite(2)..................       7,951          7,951           --
Chad Gortmaker(2)................       2,650          2,650           --
Mark Griffin.....................       1,004          1,004           --
Gary Halma, M.D..................       4,017          4,017           --
David Hayes(2)...................       1,325          1,325           --

                                                                  Common Shares
                                    Common Shares                 Beneficially
                                    Beneficially                      Owned
                                   Owned Prior to  Common Shares    After the
Name of Shareholder                the Offering(1) Offered Hereby  Offering(1)
-------------------                --------------- -------------- -------------
HCI Real Estate, Inc.............        4,333          4,333           --
Jim Holdahl(2)...................          530            530           --
Sandra Hoover....................        2,166          2,166           --
Sandy Horst......................        1,520          1,520           --
Marjorie Hustead.................        2,166          2,166           --
JABE, L.L.C......................       17,330         17,330           --
Lyle Jensen......................        2,104          2,104           --
Mark A. Jensen...................        6,499          6,499           --
Lowry Hill as agent for Kevin
 Kirby...........................       17,330         17,330           --
Kirby Capital Corporation........       27,782         27,782           --
Steve Kirby......................       28,162         28,162           --
Phillip Klein(2).................          530            530           --
Kelby Krabbenhoft................        1,004          1,004           --
Mark Liaboe......................        2,166          2,166           --
Bill and Lorrae Lindquist........        4,613          4,613           --
Ophthalmology Ltd. Money Purchase
 Pension Plan fbo Charles
 Mohler..........................        2,166          2,166           --
Eileen Mohler Living Trust.......        4,333          4,333           --
Nordica Enterprises, Inc.........        8,665          8,665           --
Oaknoll Partners.................        4,333          4,333           --
Dwayne K. and Evelyn J.
 Pederson........................        4,333          4,333           --
Eric S. Peterson(2)..............       13,251         13,251           --
Randy L. Pickrel(2)..............        7,951          7,951           --
Jeffrey H. and Reita G. Pooley...        2,166          2,166           --
David Pownall....................        2,166          2,166           --
Patricia Reagan..................        6,025          6,025           --
Robert L. Reiter(2)..............        7,951          7,951           --
John Reppe(2)....................          530            530           --
Tommy R., M.D. and Luann L.
 Reynolds........................        4,613          4,613           --
Sather Brothers Co., L.L.C.......       12,051         12,051           --
Duane and Diane Sather...........        4,333          4,333           --
Ruth C. Scharf...................        5,502          5,502           --
Jeff Scherschligt................        4,017          4,017           --
Schock Financial Services, Inc...       27,782         27,782           --
Paul Schock......................        1,083          1,083           --
Jack A. Schulte(2)...............        5,301          5,301           --
Greg, M.D. and Karen Schultz.....        4,017          4,017           --
Sioux Valley Health Alliance
 Capital Accumulation Plan fbo
 Robert George...................        6,025          6,025           --
Sire Management Group, Inc.......       10,261         10,261           --
Darwin and Jane Sletten..........        4,333          4,333           --
Scott and Ronna Sletten..........        4,333          4,333           --
Lynne Steele.....................        1,520          1,520           --
Tyler Stowater...................        1,140          1,140           --
Donald and Maureen Szymik........       32,135         32,135           --
Vance, M.D. and Jana Thompson....        6,025          6,025           --
John L. Thomson..................        4,333          4,333           --
U.S. Small Business
 Administration..................      505,330        505,330           --

                                                                  Common Shares
                                    Common Shares                 Beneficially
                                    Beneficially                      Owned
                                   Owned Prior to  Common Shares    After the
Name of Shareholder                the Offering(1) Offered Hereby  Offering(1)
-------------------                --------------- -------------- -------------
John VanderWoude, M.D.............      8,034           8,034           --
Thomas P. Walsh, Sr...............     16,831          16,831           --
Sioux Valley Health Alliance
 Capital Accumulation
 Plan fbo William Watson, M.D.....      2,366(3)        2,166          200
Todd Williams(2)..................      5,301           5,301           --
David, M.D. and Barb Witzke.......      8,665           8,665           --

--------
(1) This amount does not include additional Tyco common shares that may be received as contingent consideration in the future in accordance with elections made by such shareholders at the time of the acquisition.
(2) These selling shareholders are employees of CoEv, Inc., an indirect subsidiary of Tyco as a result of the acquisition.
(3) The amount shown is the number of shares beneficially owned by William Watson, M.D. as of November 8, 2000, and includes 200 shares owned by him individually.

                              PLAN OF DISTRIBUTION

   The common shares may be sold from time to time by the selling shareholders or by pledgees or donees of the selling shareholders. Such sales may be made on the New York Stock Exchange or other exchanges or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions at negotiated prices. The manner in which sales of common shares can be made include:

  .  ordinary brokerage transactions;

  .  transactions in which a broker solicits purchasers;

  .  block trades;

  . for settlement of short sales, or through long sales, options or transactions involving cross or block trades;

  . purchases by a broker or dealer as principal and resale by such broker dealer for its account;

  .  put or call option transactions relating to the common shares;

  . transactions directly between seller and purchaser without a broker-dealer;

  .  by pledge to secure debts and other obligations; or

  . in any combination of any of the foregoing transactions or by any other legally available means.

Common shares that qualify for sale in accordance with Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this document.

   Brokers or dealers involved in the sale may receive commissions or discounts in connection with such sale in amounts to be negotiated. A broker or dealer that acts as agent for a purchaser of common shares would be paid by the purchaser. The selling shareholders and any broker-dealers who act in connection with the sale of the common shares that are offered by this document may be deemed underwriters for purposes of the Securities Act. Any commissions broker-dealers receive and profits they make on resale might be deemed underwriting discounts and commissions.

   The selling shareholders will pay all commissions, discounts and fees of brokers, dealers or agents. Tyco will pay all other costs, fees and expenses relating to the registration of the common shares with the Securities and Exchange Commission.

   The selling shareholders may indemnify any broker, dealer or other agent that participates in transactions involving the sale of the common shares against liabilities, including liabilities arising under the Securities Act. Under the terms of the shareholders' agreement, one of Tyco's wholly owned subsidiaries agreed to indemnify the selling shareholders against certain liabilities under the Securities Act or to contribute payments that the selling shareholders may be required to make in that respect.

   Tyco has also advised the selling shareholders that the anti-manipulation rules under Regulation M of the Exchange Act may apply to their sales of Tyco's common shares in the market and to the activities of the selling shareholders and their affiliates.


                                 LEGAL MATTERS

   Certain legal matters in connection with the Tyco common shares offered hereby will be passed upon for Tyco by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Michael L. Jones, Secretary of Tyco, is a partner of Appleby Spurling & Kempe.

                                    EXPERTS

   The consolidated financial statements and financial statement schedule of Tyco as of September 30, 1999 and 1998, and for the years ended September 30, 1999 and 1998 and the nine months ended September 30, 1997, included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000, and incorporated by reference in this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Deloitte & Touche LLP (as it relates to the consolidated statements of operations, changes in stockholders' equity and cash flows of United States Surgical Corporation and its subsidiaries for the nine-month period ended September 30, 1997 and the related financial statement schedule for the nine-month period ended September 30, 1997) and Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and subsidiaries as of September 30, 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the nine months ended September 30,
1997). The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            Tyco International Ltd.

                            2,180,010 Common Shares



                               ----------------

                                   PROSPECTUS

                               ----------------


                                         , 2000



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The estimated expenses in connection with the issuance and distribution of the Securities covered by this registration statement are as follows:

      SEC registration fee (actual).................................... $32,715
      Legal fees and expenses..........................................  10,000
      Accounting fees and expenses.....................................   5,000
      Miscellaneous....................................................  16,000
                                                                        -------
        Total.......................................................... $63,715
                                                                        =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Bye-Law 102 of Tyco's Bye-Laws provides, in part, that Tyco shall indemnify its directors and other officers for all costs, losses and expenses which they may incur in the performance of their duties as director or officer, provided that such indemnification is not otherwise prohibited under the Companies Act 1981 (as amended) of Bermuda. Section 98 of the Companies Act 1981 (as amended) prohibits such indemnification against any liability arising out of fraud or dishonesty of the director or officer. However, such section permits Tyco to indemnify a director or officer against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or when other similar relief is granted to him.

   Tyco maintains $250 million of insurance to reimburse the directors and officers of Tyco and its subsidiaries, for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of Tyco or any of its subsidiaries. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by Tyco pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 Exhibit No.                            Description
 -----------                            -----------
     3.1     Memorandum of Association (incorporated by reference to Exhibit
             3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992)


     3.2 Certificate of Incorporation on change of name (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed July 10, 1997)


     3.3 Bye-Laws of Tyco (incorporated by reference to Exhibit 3.3 to the Registrant's Form S-3 dated April 23, 1998 (File No. 333-50855) and to Exhibit 3.5 to the Registrant's Current Report on Form 8-K filed September 14, 1999)


     5       Opinion of Appleby Spurling & Kempe*


    23.1     Consent of PricewaterhouseCoopers


    23.2     Consent of Deloitte & Touche LLP


    23.3     Consent of Arthur Andersen LLP


    23.4 Consent of Appleby Spurling & Kempe (contained in the opinion filed as Exhibit 5 hereto)*


    24       Powers of Attorney*

--------

* Previously filed.

ITEM 17. UNDERTAKINGS

   (a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the maximum aggregate offering price may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (d) The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Exeter, State of New Hampshire, on the 30th day of November, 2000.

                                                 Tyco International Ltd.


                                                             /s/ Mark H. Swartz
                                                 By: _______________________________________
                                                               Mark H. Swartz
                                                     Executive Vice President and Chief
                                                              Financial Officer
                                                     (Principal Financial and Accounting
                                                                  Officer)

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons on November 30, 2000 in the capacities indicated below.

                        Signature                             Title
                        ---------                             -----
                            *                       Chairman of the Board,
       ___________________________________________   President, Chief
                   L. Dennis Kozlowski               Executive Officer and
                                                     Director (Principal
                                                     Executive Officer)

                            *                       Director
       ___________________________________________
                   Lord Ashcroft KCMG

                            *                       Director
       ___________________________________________
                    Joshua M. Berman

                            *                       Director
       ___________________________________________
                    Richard S. Bodman

                            *                       Director
       ___________________________________________
                      John F. Fort

                        Signature                             Title
                        ---------                             -----
                            *                       Director
       ___________________________________________
                     Stephen W. Foss

                            *                       Director
       ___________________________________________
                    Philip M. Hampton

                            *                       Director
       ___________________________________________
                      Wendy E. Lane

                            *                       Director
       ___________________________________________
                  James S. Pasman, Jr.

                            *                       Director
       ___________________________________________
                    W. Peter Slusser

                   /s/ Mark H. Swartz               Executive Vice President
       ___________________________________________   and Chief Financial
                     Mark H. Swartz                  Officer
                                                     (Principal Financial and
                                                     Accounting Officer)

                            *                       Director
       ___________________________________________
                   Frank E. Walsh, Jr.

          By:    /s/ Mark H. Swartz
              ____________________________________


                       Mark H. Swartz

                       Attorney-In-Fact

                                 EXHIBIT INDEX

  Exhibit No.                            Description
  -----------                            -----------
     3.1      Memorandum of Association (incorporated by reference to Exhibit
              3.1 to the Registrant's
              Annual Report on Form 10-K for the year ended December 31, 1992)
     3.2      Certificate of Incorporation on change of name (incorporated by reference to Exhibit 3.2
              to the Registrant's Current Report on Form 8-K filed July 10,
              1997)
     3.3      Bye-Laws of Tyco (incorporated by reference to Exhibit 3.3 to the
              Registrant's Form S-3 dated April 23, 1998 (File No. 333-50855)
              and to Exhibit 3.5 to the Registrant's Current Report on Form 8-K
              filed September 14, 1999)
     5        Opinion of Appleby Spurling & Kempe*
    23.1      Consent of PricewaterhouseCoopers
    23.2      Consent of Deloitte & Touche LLP
    23.3      Consent of Arthur Andersen LLP
              Consent of Appleby Spurling & Kempe (contained in the opinion
    23.4      filed as Exhibit 5 hereto)*
    24        Powers of Attorney*

--------

* Previously filed.